

September 18, 2014

Via E-mail
Frank Yuan
Chief Executive Officer and President
ASAP Expo, Inc.
9436 Jacob Lane
Rosemead, CA 91770

> **Re:** **ASAP Expo, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **File No. 001-34294**

Dear Mr. Yuan:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 6. Management's Discussion and Analysis or Plan of Operations, page 9

1. We have reviewed your response to comment 1, and we note that your revised disclosure is still vague regarding the services you provide. We note that you have earned consulting fees for providing advisory services and that you have incurred expenses for advisory services, but in future filings, please provide a much more comprehensive discussion of the specific services you provide and specific expenses you incur to give users of your financial statements a clearer picture of your business and the factors that can impact it. Please provide us with your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3429.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Senior Accountant